UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*


                              SBS Interactive, Co.
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                                (Name of Issuer)

                         Common Stock, par value $0.001
--------------------------------------------------------------------------------
                              (Title of Securities)

                                  Todd Gotlieb
                          4211 Yonge Street, Suite 235
                        Toronto, Ontario, Canada M2P 2A9
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   78401R 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 9, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1                                                Page 1 of 4
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1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Todd Gotlieb

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
   (a) [ ]
   (b) [ ]

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3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   Not Applicable
--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Canada
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               7   SOLE VOTING POWER:          3,357,044
  NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:        Not Applicable
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:     3,357,044
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:   Not Applicable
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    3,357,044
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    16.55%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP No. 78401R 10 1                                                Page 2 of 4
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ITEM 1.  SECURITY AND ISSUER

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of SBS Interactive, Co. (the "Issuer"), whose principal executive offices are located at 4211 Yonge Street, Suite 235, Toronto, Ontario, M2P 2A9, Canada.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This statement is filed by Todd Gotlieb.

     (b) Todd Gotlieb's business address is 4211 Yonge Street, Suite 235, Toronto, Ontario, Canada M2P 2A9.

     (c) Todd Gotlieb is the President and Principal Financial and Accounting Officer of the Issuer.

     (d) During the last five years, Todd Gotlieb has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Todd Gotlieb has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in Todd Gotlieb being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Todd Gotlieb is a citizen of Canada.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Todd Gotlieb acquired 357,044 shares of Common Stock on October 29, 2002 in conjunction with a merger transaction that took place among INET Commerce Conduit, Inc., SBS Interactive, Inc. and SBS Acquisition, Inc. The Merger Agreement by, between and among INET Commerce Conduit, Inc., SBS Acquisition, Inc. and SBS Interactive, Inc. is attached hereto as Exhibit A.

     Todd Gotlieb exchanged all of his shares of common stock in SBS Interactive, Inc. for 357,044 shares of the Issuer's Common Stock as part of the merger transaction that was consummated on October 29, 2002.

     Todd Gotlieb acquired 3,000,000 shares of Common Stock on February 9, 2004 as compensation for services rendered to the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

     Todd Gotlieb acquired 357,044 shares of Common Stock as part of a merger transaction. Upon completion of the merger, Todd Gotlieb was elected to the

CUSIP No. 78401R 10 1                                                Page 3 of 4
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Issuer's Board of Directors and became the Issuer's President and Principal
Accounting and Financial Officer.

     Todd Gotlieb acquired 3,000,000 shares of Common Stock as compensation for services rendered to the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of February 9, 2004, Todd Gotlieb owned or was otherwise entitled to acquire 3,357,044 shares of the Issuer's Common Stock. The Issuer reported 20,279,557 shares outstanding on August 12, 2004.

     (b) Todd Gotlieb has sole power to vote or to direct the vote of, and to dispose of or to direct the disposition of, 3,357,044 shares.

     (c) On March 17, 2004 Todd Gotlieb was granted 264,923 shares of the Issuer's Common Stock as payment for certain loans made to the Issuer. In conjunction with the payment of the loans, the Issuer also issued to Todd Gotlieb, on March 19, 2004, a warrant to purchase an additional 318,034 shares of the Issuer's Common Stock.

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities discussed in this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Todd Gotlieb and any other person with respect to the Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Exhibit A.   Merger Agreement by, between and among INET Commerce Conduit,
                  Inc., SBS Acquisition, Inc. and SBS Interactive, Inc.

CUSIP No. 78401R 10 1                                                Page 4 of 4
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2004



                                             /s/ Todd Gotlieb
                                             ----------------------------------
                                             Todd Gotlieb

                                                                       Exhibit A

                                MERGER AGREEMENT
                              BY, BETWEEN AND AMONG
                          INET COMMERCE CONDUIT, INC.,
                              SBS ACQUISITION, INC.
                                       AND
                              SBS INTERACTIVE, INC.


     THIS MERGER AGREEMENT ("Agreement") is made this 22nd day of July, 2002, by and between Inet Commerce Conduit, Inc. ("INET"), a Florida corporation, SBS Acquisition, Inc. ("Acquisition"), a Nevada corporation and SBS Interactive, Inc. ("SBS"), a Nevada corporation.

     Subject to the provisions of this Agreement, INET will acquire SBS in a merger of SBS with Acquisition, a subsidiary of INET and a Nevada corporation formed by INET for purposes of this transaction, pursuant to which SBS's common shareholders other than INET will receive INET Common Stock in the amounts set out in this Agreement at a Closing.

INET, Acquisition and SBS agree as follows:


                                    ARTICLE I

                                     MERGER

     1.1 INET, for the purposes of this transaction, has formed a Nevada business corporation as a wholly-owned direct subsidiary of INET with the name SBS Acquisition, Inc. ("Acquisition"). Acquisition shall be merged with and into SBS ("Merger") pursuant to the laws of the State of Nevada at an Effective Time determined under Section 1.2 below pursuant to the Articles and Plan of Merger ("Plan of Merger") attached to this Agreement as Exhibit 1, and incorporated herein by this reference. At the Effective Time (hereinafter defined) of the merger, the separate existence of Acquisition shall cease, Acquisition shall be merged with and into SBS (which will be the surviving corporation) and SBS will become a wholly owned subsidiary of INET.

     1.2 The transactions contemplated by this Agreement shall be completed at a closing ("Closing") on a closing date ("Closing Date") which shall be as soon as practicable after the date on which all necessary orders, consents, and approvals of the transactions contemplated by this Agreement shall have been issued. However, the Closing Date may be such other later date as INET and SBS may hereafter agree upon in writing.

     1.3 On the Closing Date, the Plan of Merger, executed and verified in accordance with law, shall be delivered for filing to the Secretary of State of the State of Nevada and the Corporation Commission of the State of Nevada. The Merger shall become effective in accordance with the laws of the States of Nevada and Florida upon issuance of a Certificate of Merger by the Nevada Corporation Commission pursuant to the laws of the State of Nevada. The time when the Merger shall become effective, as defined in this Section 1.3, is referred to as the "Effective Time."

     1.4 On the Closing Date, all of the documents to be furnished by INET, SBS and Acquisition, including the documents to be furnished pursuant to Articles 5 and 6 of the Agreement and Exhibit 1 thereto shall be duly executed and exchanged by the parties.

     1.5 At the Effective Time, each of the shares of SBS Common Stock, $.001 par value ("SBS Common Stock"), outstanding immediately prior to the Effective Time, other than shares as to which dissenters' rights have been perfected in accordance with Nevada law, shall be extinguished and cease to exist and shall be converted into the right to receive 1 share of fully paid and non assessable INET Common Stock, $.001 par value, for each 6.5 shares of SBS held ("Conversion Price"). At the Effective Time: the shares of SBS Common Stock as to which dissenters' rights have been perfected under Nevada law, shall be extinguished and cease to exist, and the holders thereof shall then hold such rights with respect thereto as provided by Nevada law. SBS shall issue and deliver to INET, the sole shareholder of Acquisition, 1,000 shares of SBS's Common Stock which shall then become the only issued and outstanding Capital Stock of SBS; and all of the outstanding shares of Capital Stock of Acquisition shall be extinguished and cease to exist.

     1.6 At and after the Effective Time, each holder of a certificate or certificates representing shares of SBS Common Stock except INET, upon presentation and surrender of such certificate or certificates to INET shall be entitled to receive the Conversion Price from INET, except that holders of those shares as to which dissenters' rights shall have been asserted and perfected pursuant to Nevada law shall not be converted into the Conversion Price, but shall represent only such dissenters' rights and shares held by INET which shall remain outstanding. Upon such representation, surrender, and exchange, as provided in this Section 1.6, certificates representing shares of SBS Common Stock previously held shall be delivered to INET. Until so presented and surrendered, each certificate or certificates which represented issued and outstanding shares of SBS Common Stock at the Effective Time shall be deemed for all purposes to evidence the right to receive the Conversion Price as determined in accordance with Section 3.1 of the Plan of Merger. If certificates representing shares of SBS Common Stock have been lost, stolen, mutilated, or destroyed, INET shall require the submission of an indemnity agreement and may require the submission of a bond in lieu of such certificate. At the Effective Time, SBS's Stock Transfer Books shall be closed and no transfer of SBS's Common Stock outstanding prior to the effective time shall thereafter be made.

     1.7 Each party to this Agreement shall take all such action as may be reasonably necessary and appropriate and shall use its best efforts in order to consummate the Merger as promptly as practicable.

     1.8 If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and to vest unto SBS the full right, title, and possession of all the rights, privileges, immunities, and franchises of either SBS or Acquisition, the officers and directors of such corporations are fully authorized, in the names of their respective corporations or otherwise, to take, and shall take, all such action and, in doing so, shall be indemnified by SBS and INET to the same extent as they would have been indemnified by SBS and Acquisition had such action been taken prior to the Effective Time.

     1.9 This Agreement and the Plan of Merger are approved and adopted by the respective parties as a "Plan of Reorganization" under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1954, as amended.

     1.10 At the Effective Time of the Merger, the provisions of Article II of
Exhibit 1 to the Merger Agreement shall apply to the Articles of Incorporation, By-Laws and the composition of the Board of Directors and the Officers of SBS.

     1.11 At the Effective Time of the Merger, the membership of the Board of Directors of INET shall consist of Todd Gotlieb and Barry Alter and they shall so serve until their respective successors are elected and qualified in accordance with the law and the By-Laws of INET; and the membership of the Board of Directors of SBS shall be Todd Gotlieb and Barry Alter and they shall so serve until their respective successors are elected and qualified in accordance with the law and the By-Laws of SBS.

                                    ARTICLE 2

                      REPRESENTATIONS AND WARRANTIES OF SBS

     2.1 No representations or warranties are made by any director, officer, employee, or shareholder of SBS as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "SBS Disclosure Statement"). SBS represents and warrants as of the date of this Agreement and as of the Closing Date, as follows in this Article 2.

     2.2 SBS is a corporation duly organized, validly existing, and in good standing under the laws of the State of Nevada, and has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted. The copy of each of SBS's Articles of Incorporation and By-Laws which have been delivered to INET is complete and accurate, and SBS's Minute Book contains a record, which is complete and accurate in all material respects, of all meetings and other corporate actions of its shareholders and Board of Directors.

     2.3 As of the date hereof, SBS's authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value per share of which 20,676,000 shares are issued and outstanding. All of the outstanding shares of capital stock of SBS have been duly authorized and are validly issued, fully paid, and non assessable and are not subject to preemptive rights. No dividends are in default, and there are no outstanding options, agreements, contracts, calls, or commitments of any character issued by or entered into by SBS which restrict the transfer of SBS capital stock or require the issuance by SBS of any capital stock.

     2.4 SBS conducts all of its business directly and does not have any ownership in any subsidiary corporation save and except High Plateau Holdings Inc..

     2.5 SBS has delivered to INET unaudited financial statements dated June 30, 2001, ("SBS Financial Statements"). The SBS Statements were and will be prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved (except as otherwise stated in the SBS Statements) and present fairly or will present fairly the consolidated financial position, of SBS as of the date and for the period indicated therein, subject to the omission of certain footnotes.

     2.6 Except as and to the extent stated in the SBS Financial Statements, and except for those liabilities incurred in the normal course of business, SBS does not have any material liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent, or otherwise), including any pension or profit sharing plan costs or obligations required to conform to the provisions of the Employees Retirement Income Security Act of 1974 ("ERISA"). ;

     2.7 There are no actions, suits, proceedings, or claims (whether or not purportedly on behalf of SBS) pending or, to the knowledge of SBS, threatened against SBS or its properties or assets or its directors or officers, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, or before any arbitrator of any kind; and SBS has no knowledge of any default on its part with respect to any judgment, order, writ, injunction, decree, or award of any court, arbitrator, or governmental department, commission, board, bureau, agency, or instrumentality, or failure to comply with any law, regulation, or other requirement of law, which default or failure would have a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of SBS taken as a whole.

     2.8 SBS owns, free and clear of any material liens, claims, charges, options, or other encumbrances, all of the property reflected in the SBS Statements and all property acquired since such date.

     2.9 SBS has no agreements with any labor or other organization representing employees for collective bargaining or other labor relations purposes and has no employment contracts with any individuals.

     2.10 SBS is in substantial compliance with all applicable laws relating to its business or employment practices, or the ownership of its properties, and is in substantial compliance with each applicable law, ordinance, order, decree, or regulation of any governmental entity applicable to the conduct thereof, or the ownership of the properties related thereto, except in each case for violations which, either singly or in the aggregate, do not and will not have a material adverse effect on the business, financial condition, or results of operations of SBS taken as a whole. SBS has in effect all approvals, authorizations, consents, licenses, clearances, and orders of and registrations with all governmental and regulatory authorities, except in each case for failure, either singly or in the aggregate, do not and will not have a material adverse effect on the business, financial condition, or results of operations of SBS taken as a whole.

     2.11 The execution, delivery, and performance of this Agreement by SBS has been duly authorized and approved by its Board of Directors; and subject to the approval by SBS's shareholders, this Agreement and the consummation of the transactions contemplated in this Agreement have been duly and validly authorized by all necessary corporate action on the part of SBS so that this Agreement is binding upon and enforceable against SBS in accordance with its terms. The execution of this Agreement does not and performance of it will not
(a) violate any statute, decree, or ordinance; (b) violate the provisions of the Articles of Incorporation or By-Laws of SBS; or (c) violate the provisions of or place SBS in default under any agreement, indenture, mortgage, lien, lease, contract, instrument, order, judgment, decree, ordinance, statute, or regulation to which SBS is subject, to which any property of SBS is subject, or to which SBS is a party.

     2.12 Since June 30, 2001, there has not been any material adverse change in the condition (financial or otherwise), properties, assets, liabilities, business, or operations of SBS taken as a whole.

     2.13 No representation or warranty by SBS in this Agreement or any certificate delivered pursuant hereto contains any untrue statement of a material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

                                    ARTICLE 3

                     REPRESENTATIONS AND WARRANTIES OF INET

     3.1 No representations or warranties are made by any director, officer, employee, or shareholder of INET or its subsidiaries as individuals, except as and to the extent stated in this Agreement or in a separate written statement (the "INET Disclosure Statement"). INET represents and warrants as of the date of this Agreement and as of the Closing Date, as follows in this Article 3.

     3.2 INET is a corporation duly organized, validly existing, and in good standing under the laws of the State of Florida and its business does not presently require that it be qualified to do business as a foreign corporation in any other state. INET has the corporate power and authority to own or lease its properties and to carry on its business as it is now being conducted and is duly qualified to do business and holds all licenses, franchises, permits, and other governmental authorizations required to enable it to conduct business or own properties in every jurisdiction where the failure to do so would have a material adverse effect on its business, properties, or ability or conduct the business currently conducted by it. At all times prior to and on the Closing Date and at the Effective Time, all of the shares of capital stock of Acquisition shall be owned of record and beneficially directly by INET. The copy of INET's Certificate of Incorporation and By-Laws, which have been delivered to SBS, is complete and accurate, and INET's Minute Books contain a record, which is complete and accurate in all material respects, of all meetings and other corporate activities of its shareholders and the Board of Directors. INET has registered its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and is current in the filings with the Securities and Exchange Commisssion ("SEC") required by such registration.

     3.3 As of the Closing Date, Acquisitions will be a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada. INET will deliver to SBS, prior to or at the Closing a copy of it's articles of Incorporation and By-Laws and it's Minute Books, which shall contain a record, which is complete and accurate in all material respects, of all meetings and other corporate activities of it's shareholders and Board of Directors. Acquisition will then have an authorized capitalization of 50,000 shares of $0.01 par value Common Stock of which 5,000 shares shall be outstanding, all held by INET. Acquisition will, as of the Closing Date, have no material assets or liabilities.

     3.4 As of the date of the Agreement, INET's authorized capital stock consists of 50,000,000 shares of common stock ("Common Stock"), $.001 par value, of which 7,017,200 shares are issued and outstanding. As of the date of the Agreement, there are no subscriptions, options, warrants or other rights, agreements or commitments obligating INET to issue, sell or transfer any shares of it's Capital Stock. All of INET's outstanding shares of Capital Stock have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to statutory preemptive rights. The shares of INET Common Stock, when delivered pursuant to this Agreement, will be duly authorized and validly issued, fully paid, and will have sufficient authorized but non-issued shares of Common Stock to meet its obligations under this Agreement.

     3.5.INET has delivered to SBS a copy of its Annual Report on Form 10-KSB for the year ended December 31, 2001 and its Quarterly Report on Form 10-QSB for the quarter ended March 31, 2002 (This Form 10-KSB and this Form 10-QSB are hereinafter "INET SEC Reports"). The audited financial statements contained in the Form 10-KSB are for the years ended December 31, 2000 and December 31, 2001, as well as since inception if INET in some cases. The unaudited financial statements contained in the Form 10-QSB are for the three month periods ended March 31, 2001 and March 31, 2002, as well as since inception of INET in some cases (the financial statements contained in the Form 10-KSB and Form 10-QSB are hereinafter "INET Financial Statements"). The INET Financial Statements were prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved and present fairly the financial position, and results of operations, of INET as of the date and for the periods indicated therein, subject to the omission of certain footnotes.

     3.6 The execution, delivery, and performance of this Agreement by INET has been duly authorized and approved by its Board of Directors; this Agreement and the consummation of the transactions contemplated in this Agreement have been duly and validly authorized by all necessary corporate action on the part of INET and by the Closing Date will be so authorized by Acquisition; and this Agreement is binding upon and enforceable against INET in accordance with its terms. The execution of this Agreement does not and performance of it will not
(a) violate the provisions of or place INET or any subsidiary in default under any agreement, indenture, mortgage, lien, lease, contract, instrument, order, judgment, decree, ordinance, statute, or regulation to which INET or any subsidiary is subject, to which any property of INET or any subsidiary is subject, or to which INET or any subsidiary is a party other than, in the case of this clause (b), such violations or defaults which would not in the aggregate have a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of INET and its subsidiaries taken as a whole.

     3.7 Since March 31, 2002 there has not been any material adverse change in the condition (financial or otherwise), properties, assets, liabilities, business, or operations of INET and its subsidiaries taken as a whole.

     3.8 Except as and to the extent stated in the INET Financial Statements and INET Disclosure Statement and the INET Disclosure Statement, and except for those liabilities incurred in the normal course of INET's business, INET does not have any material liabilities or obligations, secured or unsecured (whether accrued, absolute, contingent, or otherwise), including any additional pension or profit sharing plan costs or obligations required to conform to the provisions of ERISA.

     3.9 There are no actions, suits, proceedings, or claims (whether or not purportedly on behalf of INET) pending or, to the knowledge of INET, threatened against INET, any of its subsidiaries, or their respective properties or assets or their directors or officers, at law or in equity, or before or by any governmental department, commission, board, bureau, agency, or instrumentality, domestic or foreign, or before any arbitrator of any kind; neither INET nor any of its subsidiaries are in default with respect to any judgment, order, writ, injunction, decree, or award of any court arbitrator, or governmental department, commission, board, bureau, agency, or instrumentality, which default would have a material adverse effect on the business, operations, properties, assets, or condition (financial or otherwise) of INET and its subsidiaries taken as a whole.

     3.10 The provisions for taxes in the INET Financial Statements are believed by INET to be sufficient for payment of all accrued and unpaid federal, state, county, and local taxes of INET (including any penalties or interest payable with respect to such taxes), whether or not disputed, for the periods then ended and for all prior fiscal periods. All returns and reports or other information required or requested by federal, state, county, and local tax authorities have been filed or supplied in a timely fashion, and all such information is true and correct in all material respects except where the failure of such information to be true and correct would not have a material adverse effect on the business, properties, assets, or condition (financial or otherwise) of INET and its subsidiaries taken as a whole. The Federal Income Tax Returns for the three preceding tax years ended December 31, 2001, have been filed, and provision for their payment has been made.

     3.11 As of the date of the Agreement, the only material interest INET has in any subsidiary corporation is it's stock ownership of 100% of Acquisition's outstanding stock.

     3.12 INET is in substantial compliance with all applicable laws relating to it's business or employment practices, or the ownership of it's properties, and is in substantial compliance with each applicable law, ordinance, order, decree, or regulation of any governmental entity applicable to the conduct thereof, or the ownership of the properties related thereto, except in each case for violations which, either singly or in the aggregate, do not and will not have a material adverse effect on the business, financial condition, or results of operations of INET taken as a whole. In effect all approvals, authorizations, consents, licenses, clearances, and orders of and registrations with all governmental and regulatory authorities, except in each case for failures which, either single or in the aggregate, do not and will not have a material adverse effect on the business, financial condition, or results of operations of INET and its subsidiaries taken as a whole.

     3.13No representation or warranty by INET in this Agreement, the INET Disclosure Statement, or any certificate delivered pursuant hereto contains any untrue statement of material fact or omits to state any material fact necessary to make such representation or warranty not misleading.

                                    ARTICLE 4

                              CLOSING PREPARATIONS

     4.1 INET shall, as promptly as practicable after the date of the Agreement, make available to SBS and it's shareholders all the material information about INET necessary to enable SBS and it's shareholders make an informed investment decision as to the acquisitions of INET Common Stock to be issued pursuant to the Agreement. In addition to it's corporate and financial records and the other written material to be delivered pursuant to the provisions of this paragraph,

INET shall make available to SBS and it's shareholders, members of INET's management and it's legal and accounting advisors to any questions SBS and/or it's shareholders may have concerning INET and it's Common Stock.

     4.2  It is understood and agreed by the parties that:

          (a) the INET Common Stock to be issued to the present stockholders of SBS will constitute "restricted securities" as that term is defined under the Securities Act of 1933 ("Act")

          (b) the INET Common Stock being so issued is being offered and sold in reliance upon the exemption from the registration requirements of Section 5 of the Act set out in Section 4(2) of the Act as a transaction not involving any public offerings

          (c) the INET Common Stock is being acquired solely for investment and not for the purpose of resale or other distribution

          (d) no sale or transfer of the INET Common Stock being issued hereunder may be made unless INET has been provided with an opinion of counsel satisfactorily to INET that the purported sale or transfer can be made without occasioning a violation of the registration requirements of the federal and any applicable state securities law.

     4.3 SBS agrees that the stock certificates to be issued representing the INET Common Stock shall bear a legend substantially as follows:

          "The Shares represented by this Certificate have not been registered under the Securities Act of 1933 (the "Act") or the securities laws of any state and such shares may not be sold or transferred except upon registration under such Act and applicable state laws or upon delivery of an opinion of counsel acceptable to the Corporation that registration is not required for such sale or transfer."

     4.4 Prior to the closing INET shall take all corporate action necessary to authorize and direct it's officers to carry out and complete the actions necessary on the part of INET to complete the transactions provided for in the Agreement.

     4.5 Prior to the Closing, INET shall take all action necessary to cause Acquisition's Board of Directors and shareholders to authorize and approve the Merger and to take any other corporate action necessary on the part of Acquisitions to complete such Merger and perform the transactions contemplated thereby.

     4.6 SBS and INET shall promptly provide each other information as to any significant developments in the performance of this Agreement and shall promptly notify the other if it discovers that any of its representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement was not true and correct in all material respects or became untrue or incorrect in any material respect.

     4.7 SBS agrees that between the date of this Agreement and the Closing Date, unless the written consent of INET is first obtained:

          (a) SBS will not encumber any asset, incur any long-term indebtedness, enter into any transaction, or make any commitment material to SBS, other than in the ordinary course of business;

          (b) SBS shall operate its business in only the ordinary course consistent with past practice;

          (c)  SBS shall not change any accounting policy;

          (d)  Except as contemplated by this Agreement, SBS shall not

               (1) enter into or institute any material employment contract or any deferred compensation, non-competition, bonus, profit-sharing, pension, thrift, medical, or other personal insurance or incentive plan or any other similar plan or material similar arrangement for any individual; or

               (2) grant any material increase in the salary or employee benefits of any officer, employee, or agent except in the ordinary course of business and consistent with prior practice;

          (e) SBS will not amend its Articles of Incorporation or By-Laws, merge or consolidate, with any other business, sell or lease all or substantially all of its assets or business, acquire all or substantially all of the capital stock or the business or assets of any other person, or waive or surrender any authorizations or licenses to conduct business it presently holds;

          (f) SBS will not declare, set aside, or pay any dividend or other distribution in respect of its capital stock;

          (g) SBS will not declare any dividend payable in shares of its capital stock, split or combine or reclassify its outstanding shares of capital stock, make any changes in its authorized, issued, or outstanding capital stock, acquire any stock for its Treasury, grant any option to purchase its Common Stock or enter into any other agreement for the sale of its capital stock, adopt any stock option plan to increase the number of shares of capital stock subject to any grant, or issue any securities convertible into shares of its capital stock;

          (h) SBS will use reasonable efforts to retain for the benefit of INET the continuing services of the present officers and employees of SBS, to preserve the good will of customers and others having business relations with SBS, to preserve the benefits of all contractual relationships with others, to keep in force to at least their present limits all policies of insurance;

          (i) SBS will not enter into any agreement to take any of the actions restricted in this Section 4;

     4.10 INET and SBS shall use their best efforts to cause the Closing Date and Effective Time under this Agreement to occur on or before March 31, 1995.

                                    ARTICLE 5

                    CONDITIONS TO INET'S OBLIGATION TO CLOSE

     5.1 The obligations of INET to consummate this Agreement are subject to the satisfaction on the Closing Date of the following conditions:

          (a) Each of the acts and undertakings of SBS to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed, and INET shall have received at the Closing a certificate to that effect, dated the Closing Date and executed on behalf of SBS by a senior officer of SBS.

          (b)  SBS shall have furnished INET with:

               (1) A certified copy of a resolution or resolutions duly adopted by the Board of Directors of SBS approving this Agreement and the transactions contemplated by it and directing the submission thereof to a vote of the shareholders of SBS.

               (2) A certified copy of a resolution of resolutions duly adopted by the holders of more than two-thirds of all the outstanding shares of SBS Common Stock approving this Agreement and the transactions contemplated by it.

               (3) A favorable opinion of Conway Kleinman Kornhauser, LLP, counsel to SBS, dated the Closing Date, concerning the corporate standing, capitalization, due authorization and enforceability, and to the knowledge of counsel, compliance with this Agreement and litigation status of SBS. In the course of the discussions of litigation status, such opinion shall discuss the litigation to which SBS is then subject, together with any claims which SBS informs counsel to SBS have been threatened, which, in the opinion of counsel to SBS, individually or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, or condition, financial or otherwise, of SBS. The opinion shall also state that the necessary actions have been taken to obtain the requisite approvals of the Agreement and the transactions contemplated by it from the shareholders of SBS. The opinion shall be based on such investigation and SBS officer representations as such counsel shall deem necessary in connection with such opinion, it being understood that such counsel shall not be required to conduct a general "due diligence" investigation of the affairs of SBS.

          (c) The representations and warranties of SBS contained in this Agreement shall be true in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, except to the extent that such representations and warranties shall be untrue on and as of the Closing Date because of (1) changes caused by transactions suggested or approved in writing by INET or (2) events or changes (which shall not, in the aggregate, have materially and adversely affected the business, assets, or financial condition of SBS) occurring or arising after the date of this Agreement, and INET shall have received at the Closing a certificate to that effect, dated the Closing Date and executed on behalf of SBS by a senior officer of SBS.

          (d) More than two-thirds of the total number of the outstanding shares of the Common Stock of SBS shall have been voted for the approval of this Agreement and the transactions contemplated by this Agreement.

          (e) Neither INET nor SBS shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the transactions contemplated by this Agreement.

          (f) If the holders of more than 10% of the outstanding shares of SBS have elected to dissent from the Merger as provided in the Nevada Private Corporations Act, INET shall have the right and option to either close the Agreement and complete the Merger or to rescind and terminate the Agreement upon five days written notice.

                                    ARTICLE 6

                     CONDITIONS TO SBS'S OBLIGATION TO CLOSE

     6.1 The obligations of SBS to consummate this Agreement are subject to the satisfaction on the Closing Date of the following conditions:

          (a) Each of the acts and undertakings of INET to be performed on or before the Closing Date pursuant to the terms of this Agreement shall have been duly performed, and SBS shall have received at the Closing a certificate to that effect, dated the Closing Date and executed on behalf of INET by a senior officer of INET.

          (b)  INET shall have furnished SBS with:

               (1) A certified copy of a resolution or resolutions, duly adopted by the Board of Directors of INET approving this Agreement and the transactions contemplated by it.

               (2) A certified copy of resolutions, duly adopted by the Boards of Directors and shareholder of Acquisition approving this Agreement and the transactions contemplated by it.

               (3) A favorable opinion, dated the Closing Date, of Gilbert L. McSwain, Esq., counsel for INET, concerning the corporate standing and capitalization of INET and Acquisition; the due authorizations of INET and Acquisition of the execution and delivery of the Agreement and Exhibit 1 thereto and their enforceability as to INET and Acquisition; the validity of the INET Common Stock to be issued in the Merger, and to the knowledge of counsel, compliance by INET and Acquisition with the Agreement and the litigation status of INET and Acquisition. In the course of its discussions of litigation status, such opinion shall discuss the litigation to which INET or Acquisition is then subject, together with any claims which INET or Acquisition informs counsel to INET or Acquisition have been threatened, which, in the opinion of counsel to INET, individually or in the aggregate, would have a material adverse effect on the business, operations, properties, assets, or condition, financial or otherwise, of INET or Acquisition. The opinion shall be based on such investigation and INET officer representations as such counsel shall deem necessary in connection with such opinion, it being understood that such counsel shall not be required to conduct a general "due diligence" investigation of the affairs of INET or Acquisition.

          (c) The representations and warranties of INET contained in this Agreement shall be true in all material respects on and as of the Closing Date, with the same effect as though such representations and warranties had been made on and as of such date, except to the extent that such representations and warranties shall be untrue on and as of the Closing Date because of (1) changes caused by transactions approved in writing by SBS or (2) events or changes (which shall not, in the aggregate, have materially and adversely affected the business, prospects, assets, or financial condition of INET and its subsidiaries taken as a whole) occurring or arising after the date of this Agreement, and SBS shall have received at the Closing a certificate to that effect, dated the Closing Date and executed on behalf of INET by a senior officer of INET.

          (d) Neither INET nor SBS shall be subject to any order, decree, or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the Merger or any of the transactions contemplated by this Agreement.

          (e) More than two-thirds of the total number of the outstanding shares of the Stock of the Acquisition shall have been voted for the approval of this Agreement and the transactions contemplated by this Agreement.

                                    ARTICLE 7

                            AMENDMENT AND TERMINATION

     7.1 At any time, whether before or after submission to or approval by the shareholders of SBS of the transactions contemplated by this Agreement, this Agreement may be amended in matters of form or supplemented by additional agreements, articles, or certificates as may be determined in the judgment of the President of SBS and the President of INET or the President of Acquisition to be necessary, desirable, or expedient to clarify the intentions of the parties to this Agreement or to effect or facilitate the filing, recording, or official approval of this Agreement and consummation thereof in accordance with the purpose and intent of this Agreement; provided, however, that no such amendment or modification shall be made after submission to or approval of the shareholders of SBS if such alteration of change would adversely affect the shareholders of SBS.

     7.2 This Agreement may be terminated at any time prior to the Closing Date, whether before or after action thereon by the shareholders of SBS, upon the occurrence of any of the events specified in this Section 7.2. In the event that either party elects to terminate this Agreement as herein provided, it shall give written notice to the other party, specifying the basis for such termination:

          (a)  By the mutual written consent of SBS and INET;

          (b) By action of the Board of Directors of SBS if it shall have become impossible for INET to fulfill any of the conditions to the obligations of SBS contained herein;

          (c) By action of the Board of Directors of INET if it shall have become impossible for SBS to fulfill any of the conditions to the obligations of INET contained herein; or

          (d) By action of the Board of Directors of either SBS or INET in the event of a material breach by the other party of any representation, warranty, or agreement that is not cured within 30 days after written notice.


     7.3 In any event, this Agreement shall automatically terminate on September 9, 2002, if the Merger shall not have become effective on or before such date unless INET and SBS shall otherwise agree in writing to extend such date.

     7.4 In the event that this Agreement shall be terminated pursuant to this
Article 7 or because of the failure to satisfy any of the conditions specified in Articles 5 or 6 for any reason other than the willful and bad faith breach by the party not satisfying the condition, all further obligations of SBS and INET under this Agreement shall terminate without further liability of INET or its subsidiaries to SBS, or of SBS to INET or its subsidiaries. Nevertheless, anything in this Agreement to the contrary notwithstanding, but subject to applicable law, if any of the conditions specified in Article 5 hereof have not been satisfied, INET, in addition to any other rights which may be available to it, shall have the right to waive such condition and to proceed with the transactions contemplated by this Agreement; and if any of the conditions specified in Article 6 hereof have not been satisfied, SBS, by action of its Board of Directors and without further shareholder action, in addition to any other rights which may be available to it, shall have the right to waive such condition and proceed with the transactions contemplated by this Agreement.

                                    ARTICLE 8

                                  MISCELLANEOUS

     8.1 The representations and warranties contained in this Agreement or in any instrument of transfer or other document delivered pursuant to this Agreement shall survive the Closing Date, as well as the covenants and agreements of the parties to this Agreement.

     8.2 SBS and INET each represent to the other that it has not employed any investment bankers, brokers, finders, or intermediaries in connection with the transactions contemplated hereby who might be entitled to any fee or other payment from SBS or INET or any subsidiary of INET upon the consummation of the transactions contemplated by this Agreement.

     8.3 All legal, accounting, and other costs and expenses incurred in connection with this Agreement, and the transactions contemplated hereby, shall be paid by the party incurring such expenses on a current basis.

     8.4 Any notices, requests, or other communications required or permitted hereunder shall be sufficiently given if delivered personally or sent by Federal Express or similar overnight courier service, fees prepaid, addressed as follows:

     To INET or Acquisition:

         Inet Commerce Conduit, Inc.
         Attention:  Paul Stone, President

     With a copy to:

         Gilbert L. McSwain, Esq.
         1660 South Albion Street
         Suite 309
         Denver, Colorado 80222

     To SBS:

         SBS Interactive, Inc.
         200 Viceroy Road, Unit 5
         Concord, Ontario, L4K 3N8
         Attention:  Todd Gotlieb, President

     With a copy to:

         Conway Kleinman Kornhauser
         390 Bay Street, Suite 1102
         Toronto, Ontario, M5H 2Y2
         Attention:  David N. Kornhauser

or to such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been give as of the date received.

     8.5 This Agreement and the annex thereto, which is an integral part of this Agreement, constitutes the entire agreement of the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by all the parties. No waiver of any of the provisions of this Agreement shall be deemed, or shall constitute, a waiver of any other provision, whether or not similar, nor shall any waiver constitute a continuing waiver. No waiver shall be binding unless executed in writing making the waiver.

     8.6 This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided that this Agreement may not be assigned by any party without the consent of the other party.

     8.7 This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

     8.8 The SBS Disclosure Statement and the INET Disclosure Statement may be attached to this Merger Agreement within 15 days of the date first above written, except that no item may be included in a Disclosure Statement delivered following the execution of this Agreement which has not been called to the attention of the other party, orally or in writing, prior to such execution.

     8.9 This Agreement shall be construed in accordance with the laws of the States of Nevada and Florida, as appropriate.

     8.10 This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto even though all the parties are not signatories to the original or the same counterpart.

WITNESS the signatures and seals of the parties to this Merger Agreement by their duly authorized officers as of the date first above written.

INET COMMERCE CONDUIT, INC.

By:  /s/ Paul H. Stone
     ---------------------------------------
     Paul H. Stone, President



SBS INTERACTIVE, INC.

By:  /s/ Todd Gotlieb
     ---------------------------------------
     Todd Gotlieb, President



SBS ACQUISITION, INC.

By:  /s/ Paul H. Stone
     ---------------------------------------
     Paul H. Stone, President

                                                                       Exhibit 1
                                                                       ---------



                           ARTICLES AND PLAN OF MERGER
                                       OF
                              SBS ACQUISITION, INC.
                                  WITH AND INTO
                              SBS INTERACTIVE, INC.
                           (The Surviving Corporation)




     Pursuant to the provisions of the Nevada Private Corporation Act, SBS Interactive, Inc., a Nevada corporation ("SBS"), and SBS Acquisition, Inc., a Nevada corporation ("Acquisition"), such corporations sometimes called the "Constituent Corporations," and joined in by Inet Commerce Conduit, Inc., a Florida corporation ("INET"), for certain purposes, but not as a Constituent Corporation, set forth the following information and execute and enter into this Articles and Plan of Merger ("Merger Plan") on July 22, 2002.

                              W I T N E S S E T H:

     SBS has authorized capital stock consisting of 50,000,000 shares of Common Stock, $.001 par value per share ("SBS Common Stock"), of which, as of the date first above written, 20,676,000 shares are issued and outstanding.

     As of the date first above written, Acquisition has authorized capital stock of 50,000 shares of Common Stock, $.01 par value per share, ("Acquisition Stock") of which 5,000 shares are issued and outstanding, all of which are owned by INET.

     SBS and INET have entered into a Merger Agreement, dated July 22, 2002 ("Merger Agreement"), setting forth certain representations, warranties, conditions, and agreements relating to the transactions provided for herein;

         The Boards of Directors of the Constituent Corporations deem it fair and equitable to, and in the best interests of, their respective shareholders, that Acquisition be merged into SBS, with SBS ("Merger") being the Surviving Corporation (as hereinafter defined), on terms and conditions set forth under and pursuant to the applicable statutes of the State of Nevada; and they have approved this Merger Plan and the Merger Agreement, have authorized their execution and delivery, and have directed their submission to their respective shareholders for approval.

         A majority of the SBS shareholders voted in favor of the Merger Plan on July 22, 2002. The sole shareholder of Acquisition voted all shares of Acquisition in favor of this Merger Plan on July 22, 2002.

     In consideration of the premises and the mutual agreements, provisions, and covenants herein contained, and as further provided in the Merger Agreement, and for the purposes of prescribing the terms and conditions of the Merger, the mode of carrying the same into effect, the manner and basis of converting the shares of SBS Common Stock into the Common Stock, par value $.001 per share, of INET ("INET Common Stock"), and such other details and provisions that are deemed necessary or desirable, the parties hereto hereby agree in accordance with the applicable statutes of the State of Nevada that SBS and Acquisition shall be, and they hereby are, at the Effective Time (as defined in Section 4.1 of this Merger Plan and Section 1.3 of the Merger Agreement), merged into a single corporation existing under the laws of the State of Nevada, to wit: SBS, which shall be the Surviving Corporation, (such corporation in its capacity as such Surviving Corporation being heretofore and hereafter sometimes called the "Surviving Corporation"); and all of the parties signatory hereto adopt and agree to the following agreements, terms and conditions relating to the Merger and the mode of carrying the same into effect.

                                    ARTICLE I

     1.1 SURVIVING CORPORATION. In accordance with the provisions of the applicable statutes of the State of Nevada, Acquisition shall be, at the Effective Time, merged into SBS, which shall be the Surviving Corporation, and SBS shall continue to exist as a Nevada corporation in accordance with the laws of the State of Nevada. The corporate existence and rights of Acquisition shall be merged into SBS, and SBS, as the Surviving Corporation, shall be fully vested therewith. The separate existence and corporate organization of Acquisition, except insofar as they may be continued by statute, shall cease when the Merger shall become effective. Except as herein specifically set forth, the Surviving Corporation shall possess the rights, privileges, immunities, and franchises, public and private, of the Constituent Corporations. All real, personal, and mixed property, and all debts due, and other choses in action, and every other interest of or belonging to or due to each of the Constituent Corporations are transferred to and vested in the Surviving Corporation. The title to real estate, or interest in real estate, vested in the Constituent Corporations does not revert nor is it in any way impaired because of the Merger. The Surviving Corporation shall be liable for the liabilities and obligations of each of the Constituent Corporations. A claim existing or action or proceeding pending by or against the Constituent Corporations may be prosecuted as if the Merger had not taken place, or the Surviving Corporation may be substituted in a Constituent Corporation's place. Neither the rights of creditors nor liens upon the property of the Constituent Corporations shall be impaired by the Merger.

                                   ARTICLE II

     2.1 NAME. The name of the corporation that survives the Merger shall be and continue to be, on and after the Effective Time, "SBS Interactive, Inc." until amended as provided by law.

     2.2 ARTICLES OF INCORPORATION. The Articles of Incorporation of SBS, as in effect immediately prior to the Effective Time, shall, from and after the Effective Time, be and shall continue to be the Articles of Incorporation of the Surviving Corporation until amended as provided by law.

     2.3 BY-LAWS. The By-Laws of SBS, as in effect immediately prior to the Effective Time, shall, from and after the Effective Time, be and shall continue to be the By-Laws of the Surviving Corporation until the same shall be altered, amended, or rescinded as therein provided or as provided in the Articles of Incorporation of the Surviving Corporation.

     2.4 DIRECTORS. The directors of SBS in office immediately prior to the Effective Time shall be the directors of the Surviving Corporation and shall hold office from the Effective Time until their respective successors are elected and qualified in accordance with the law and the By-Laws of the Surviving Corporation.

     2.5 OFFICERS. The officers of SBS in office immediately prior to the Effective Time shall be the officers of the Surviving Corporation and shall hold their respective offices from the Effective Time until their respective successors are elected and qualified in accordance with the law and the By-Laws of the Surviving Corporation.

                                   ARTICLE III

     3.1 MANNER AND BASIS OF CONVERTING SHARES. At the Effective Time:

     (a) Each share of Acquisition Stock which is issued and outstanding immediately prior to the Effective Time shall be canceled.

     (b) The 20,676,000 shares of SBS Common Stock which are issued and outstanding immediately prior to the Effective Time shall be converted into approximately 3,180,923 shares of INET Common Stock at the ratio of 6.5 shares of SBS Common Stock for each share of INET ("Conversion Price").

     (c) SBS shall issue and deliver to INET 1,000 shares of SBS Common Stock which shall become the only remaining issued and outstanding shares of Capital Stock of SBS as of the Effective Time.

     3.2 CESSATION OF SHAREHOLDERS STATUS OF PRIOR SHAREHOLDERS. Holders of certificates which represent shares of SBS Common Stock outstanding immediately prior to the Effective Time (hereinafter called the "Old Certificates" when referring to SBS) shall cease to be, and shall have no rights as, shareholders of SBS as of the Effective Time.

     3.3 EXCHANGE AGENT. SBS shall act as it's own Agent ("Exchange Agent") to accept surrender of the Old Certificates representing shares of SBS Common Stock and to deliver, in exchange for such surrendered certificates, INET Common Stock at the Conversion Price for the shares of SBS Common Stock represented by such certificates.

     3.4 FRACTIONAL SHARES. Each holder of Old Certificates who would otherwise have been entitled to receive a fraction of a share of INET Common Stock (after taking into account all of the shares of the capital stock of SBS represented by the Old Certificates then delivered by such holder) share of INET Common Stock shall receive, in lieu thereof, one additional share of INET Common Stock.

     3.5 ANTI-DILUTION ADJUSTMENT. If between the date of this Merger Plan and the Effective Time the outstanding shares of INET Common Stock shall have been changed, without receipt by INET of consideration for such change, into a different number of shares or a different class by reason of any reclassification, recapitalization, split-up, combination, exchange of shares, or readjustment, or a stock dividend thereon shall be declared with a record date within said period, adjustments will be made to the Conversion Price as appropriate.

                                   ARTICLE IV

     4.1 FILING OF MERGER ARTICLES. On the Closing Date (as set forth in the Merger Agreement), or as soon thereafter as practicable, this Merger Plan, and any other certificates, articles, or required documents, executed and verified in accordance with law, shall be delivered for filing to the Secretary of State of the State of Nevada. The Merger shall become effective in accordance with the laws of the State of Nevada upon the filing of the Articles of Merger pursuant to the provisions of the Nevada Corporation Laws. The time when the Merger shall become effective is herein called the "Effective Time."

     4.2 FURTHER ASSURANCES. Each party to this Merger Plan shall take all such action as may be reasonably necessary and appropriate in order to consummate the Merger as promptly as practicable. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Merger Plan and to vest unto SBS the full right, title, and possession of all of the rights, privileges, immunities and franchises of either SBS or Acquisition, the officers and directors of such corporations are fully authorized, in the names of their respective corporations or otherwise, to take, and shall take, all such action and, in doing so, shall be indemnified by SBS to the same extent as they would have been indemnified had such action been taken prior to the Effective Time.

     4.3 COUNTERPARTS. This Merger Plan may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one agreement.

     4.4  GOVERNING  LAW.  This Merger  Plan shall be governed in all  respects,
including,   but  not  limited  to,  validity,   interpretation,   effect,   and
performance, by the laws of the State of Nevada.

     4.5 AMENDMENT. Subject to applicable law, this Merger Plan may be amended, modified, or supplemented only by written agreement to INET, Acquisition, and SBS, or by the respective officers there unto duly authorized, at any time prior to the Effective Time; provided, however, that after the adoption of the Merger Agreement by the shareholders of SBS, no such amendment, modification, or supplement shall alter or change the amount of INET Common Stock to be received on conversion of SBS Common Stock, as provided in this Merger Plan and the Merger Agreement, or alter or change any of the terms and conditions of this Merger Plan or the Merger Agreement if such alteration or change would adversely affect the holders of any class or series of stock of the Constituent Corporations.

     4.6 WAIVER. Any of the terms or conditions of this Merger Plan may be waived at any time by whichever of the Constituent Corporations is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Boards of Directors of such Constituent Corporation.

     4.7 TERMINATION. This Merger Plan shall terminate upon the termination of the Merger Agreement, and there shall be no liability on the part of any of the parties hereto (or any of their respective directors or officers).

     IN WITNESS WHEREOF, each of the Constituent Corporations and INET have caused this Merger Plan to be executed on their-behalf by their officers hereunto duly authorized and their respective corporate seals to be affixed hereto, all as of the date first above written.


(SEAL)                                      SBS INTERACTIVE, INC.


                                            By:
                                               ---------------------------------
                                               Todd Gotlieb, President


(SEAL)                                      SBS ACQUISITION, INC.



                                            By:
                                               ---------------------------------
                                               Patti Cooke, President


(SEAL)                                      INET COMMERCE CONDUIT, INC.



                                            By:
                                               ---------------------------------
                                                Paul H. Stone, President

PROVIDENCE OF ONTARIO)
                     )  ss.
CANADA               )

     On this ____ day of ____________, 2002, before me personally came Todd Gotlieb, who, being by me duly sworn, did depose and say that he is the President of SBS Interactive, Inc.; that he signed the foregoing Articles and Plan of Merger as President of said corporation in accordance with a resolution of the Board of Directors of said Corporation; that the statements contained therein are true; and that said Corporation executed the same.


         My commission expires:
                                -------------------

                                      ------------------------------------------
                                                   Notary Public


PROVIDENCE OF ONTARIO)
                     )  ss.
CANADA               )


     On this ____ day of ____________, 2002, before me personally came Patti Cooke, who, being by me duly sworn, did depose and say that she is the President of SBS Acquisition, Inc.; that she signed the foregoing Articles and Plan of Merger as President of said corporation in accordance with a resolution of the Board of Directors of said Corporation; that the statements contained therein are true; and that said Corporation executed the same.



         My commission expires:
                                -------------------



                                      ------------------------------------------
                                                    Notary Public

PROVIDENCE OF ONTARIO)
                     )  ss.
CANADA               )


     On this ____ day of ____________, 2002, before me personally came Paul H. Stone, who, being by me duly sworn, did depose and say that he is the President of Inet Commerce Conduit, Inc.; that he signed the foregoing Articles and Plan of Merger as President of said corporation in accordance with a resolution of the Board of Directors of said Corporation; that the statements contained therein are true; and that said Corporation executed the same.


         My commission expires:
                                -------------------



                                      ------------------------------------------
                                                    Notary Public